EXHIBIT 99.1

TeliaSonera January -- March 2005

STOCKHOLM, Sweden, April 26, 2005 (PRIMEZONE) -- TeliaSonera:

- Net sales increased 5 percent to SEK 20,804 million (19,767).

- Good development in most operations, but price erosion in Finland decreased EBITDA margin.

- Operating income excl. non-recurring items amounted to SEK 4,670 million (4,822).

- Net income totaled SEK 3,563 million (3,649) and earnings per share totaled SEK 0.68 (0.73).

- Strong customer growth year on year:

- 1.3 million new customers in the Nordic and Baltic operations

- 1.5 million new customers in Eurasia and 12.5 million new customers in the associated companies in Turkey and Russia

- Agreement on expanded ownership in Turkcell.

Questions regarding content in the reports: TeliaSonera AB Investor Relations SE--106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir Ordering of individual hard copies of the reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir

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